UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St. Helier, Jersey, JE4 9WG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Nasdaq Notice – Minimum Bid Price Requirement

Nasdaq Notice

On September 3, 2024, Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), received written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company no longer complies with Nasdaq Listing Rule 5550(a)(2) (the “Rule”) requiring that listed securities maintain a minimum bid price of $1 per share (the “Minimum Bid Price”) based upon the Company’s closing bid price for 30-day trading period of July 22 to August 30, 2024. Additionally, the Notice confirms that the Rule grants the Company 180 calendar days, or until March 3, 2025 to regain compliance (the “Compliance Period”). Further, the Notice states that Nasdaq will provide confirmation of compliance and close the matter if the Company’s listed securities maintain the Minimum Bid Price for ten consecutive days at any time during the Compliance Period. The Notice serves only as a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities. Though there can be no assurance that the Company will regain or maintain compliance with the Rule, the Company is exercising diligent efforts and intends to regain compliance with the Rule within the Compliance Period.

Forward Looking Statements

This Form 6-K Report includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the Securities and Exchange Commission (the “SEC”). Copies are available on the SEC’s website, www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any statement is based.

Exhibits

Exhibit No.	Description

99.1	Nasdaq Notice, dated September 3, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROWN LNG HOLDINGS LTD.

By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory

Date: September 9, 2024